Amendment to Amended and Restated Securities Lending Agreement
Between
U.S. Bank National Association and
First American Investment Funds, Inc.
     THIS AMENDMENT is made as of December 30, 2010, by and between U.S. Bank National Association (the “Bank”) and First American Investment Funds, Inc. (“FAIF”).
     WHEREAS, the Bank and FAIF have entered into an Amended and Restated Securities Lending Agreement dated as of February 17, 2010 (the “Agreement”) pursuant to which the Bank engages in securities lending as agent for certain series of FAIF (each series a separate “Customer”) with respect to certain securities owned by each Customer.
     WHEREAS, the Bank and FAIF wish to amend Exhibit B to the Agreement, effective January 1, 2011, to reflect a revised fee schedule.
     NOW THEREFORE, the Bank and FAIF, intending to be legally bound, agree that Exhibit B of the Agreement shall be replaced, in its entirety, effective January 1, 2011, with the following:
Exhibit B
Securities Lending Fee
FAIF shall pay to the Bank, on behalf of each Customer, monthly fees for administering the securities lending program for such Customers. For each Customer, the monthly fee shall equal 20% of the Customer’s Net Income during such month. The monthly fee for each Customer shall be calculated and retained by the Bank out of such Customer’s aggregate Net Income for such month; provided, however, that if the fee is not so retained, FAIF, on behalf of such Customer, shall pay such fee upon request from the Bank.
     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written by their duly authorized officers.

FIRST AMERICAN INVESTMENT FUNDS, INC.
By:	/s/ Jeffery M. Wilson
	Name:	Jeffery M. Wilson
	Title:	Vice President

U.S. BANK NATIONAL ASSOCIATION
By:	/s/ Kenneth L. Delecki
	Name:	Kenneth L. Delecki
	Title:	Head of Securities Lending